February 28, 2017

Mr. Brian Cascio

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-7010

Re:	Atkore International Group Inc.

Form 10-K for the Fiscal Year Ended September 30, 2016

Filed November 29, 2016

Form 10-Q for the Quarterly Period Ended December 30, 2016

Filed February 7, 2017

File No. 001-37793

Dear Mr. Cascio:

This letter sets forth the response of Atkore International Group Inc. (the “Registrant”) to the comment contained in your letter, dated February 23, 2017, relating to the Form 10-Q for the Quarterly Period Ended December 30, 2016 File No. 001-37793, filed on February 7, 2017 (the “Form 10-Q”). The comment of the staff of the U.S. Securities and Exchange Commission is set forth in bold italicized text below, and the response of the Registrant is set forth in plain text immediately following the comment.

Form 10-Q for the Quarterly Period Ended December 30, 2016

Exhibits 31.1 and 31.2

1.    We see that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4. Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Form 10-Q to include the language referring to internal control over financial reporting in the introductory sentence of paragraph 4 as required under Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Mr. Brian Cascio	2	February 28, 2017

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If you have any questions regarding this letter, please do not hesitate to call me at (708) 225-2085.

Sincerely,

/s/ James A. Mallak

James A. Mallak
Vice President and Chief Financial Officer

cc:	Gary Todd
Jeanne Bennett
Securities and Exchange Commission
Paul M. Rodel
Debevoise & Plimpton LLP